FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2005 Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145 11800 México D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X... Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exc hange Act of 1934.

Yes ..... No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA ANNOUNCES THE PLACEMENT OF Ps. 800 MILLION IN EXCHANGE
TRADED NOTES

Mexico City, July 1, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the placement of Ps. 800 million in exchange traded notes (Certificados Bursátiles) through its subsidiary Túneles Concesionados de Acapulco (TUCA). Toll revenues from, and toll collection rights to the Acapulco Tunnel are being transferred to a trust, which will issue the notes.

The exchange traded notes, which will be listed on the Mexican Stock Exchange and have received an investment grade rating of AA+ (mex) from Fitch Mexico, mature in 17 years, and pay interest of TIIE + 2.95 percent (i.e., 13.16 percent at the time of issue). The notes will be amortized semi-annually starting in 2008. The issuer has an option to prepay after nine years. Interest rate swaps have capped the TIIE rate at a maximum of 13 percent for the first four years. The issuing trust expects to renew this coverage annually thereafter.

The proceeds from the notes will be used to prepay Ps. 205,962,112.04 in Series A Ordinary Participation Certificates (CPOs) issued by TUCA in 2001 and to repay Ps. 65,691,329.39 of debt owed by TUCA to Banco Nacional de Obras y Servicios Públicos (Banobras), which had been secured by Series X of the CPOs and all of TUCA’s shares, among others.

After payment of transaction costs and funding debt service and other required trust reserve accounts, a balance of approximately Ps. 460 million from the issuance of the notes will be available for general corporate purposes to support the Company’s growth and its participation in new projects.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America,

INVESTOR RELATIONS	www.ica.com.mx	1/2

PRESS RELEASE

changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

The exchange traded notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). This release does not constitute an offer of securities for sale in the United States. The exchange traded notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2005

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance